25 YEARS
CANADIAN WESTERN BANK
Realizing our promise.

082-04478

RECEIVED
2009 SEP 15 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 3, 2009

09046967

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest Q3 2009 release from Canadian Western Bank dated September 3, 2009 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

Suite 2300, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 Tel 780.423.8888 Fax 780.423.8897 www.cwbank.com

CANADIAN WESTERN BANK GROUP
BANK · TRUST · INSURANCE · WEALTH MANAGEMENT

NEWS RELEASE

CWB reports solid third quarter earnings on record total revenues
Outlook for continued improvements in net interest margin
Economic uncertainty expected to continue
Dividends declared on both common and preferred shares

Edmonton, September 3, 2009 – Canadian Western Bank (CWB on TSX) today announced solid third quarter results in a recessionary and uncertain economic environment. CWB's results were highlighted by record total revenues and the achievement of its 85th consecutive profitable quarter. Third quarter net income of $28.7 million increased 9% compared to the same quarter last year reflecting the positive contribution from strong 12% year-over-year loan growth and very strong other income, offset by a net interest margin that was 12 basis points lower. Diluted earnings per common share of $0.38 were down 7% and reflect the net impact of the preferred shares issued in March 2009. Total loans increased 1% in the quarter, 6% year-to-date and 12% over one year ago. Compared to the prior quarter, revenues and overall profitability were positively affected by a marked 20 basis point improvement in net interest margin to 2.13%, on a taxable equivalent basis (teb – see definition following Financial Highlights table). Year-to-date net income of $75.9 million was 2% lower compared to the same period last year, while diluted earnings per common share decreased 10% to $1.08, reflecting the net impact of the preferred shares issued.

Third Quarter Highlights:
(three months ended July 31, 2009 compared with three months ended July 31, 2008 unless otherwise noted)

- Net income of $28.7 million, up 9%.
- Diluted earnings per common share of $0.38, down 7%.
- Record total revenues (teb[1]) of $85.5 million, up 12%.
- Net interest margin (teb) of 2.13%, down 12 basis points; up 20 basis points from the previous quarter.
- Tier 1 capital ratio of 11.2% and total capital ratio of 15.4%; up from 11.0% and 15.2% respectively in the previous quarter.
- Loan growth of 1% in the quarter, 6% year-to-date and 12% over the past twelve months.
- Record quarterly net income from the insurance segment of $3.2 million, up 30%.
- Appointment of Canadian Western Trust Company as trustee for a major Canadian investment dealer.
- Introduction of a dividend reinvestment plan subsequent to quarter end.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On September 2, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on October 1, 2009 to shareholders of record on September 17, 2009. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2009 to shareholders of record on October 22, 2009. On August 13, 2009, subsequent to quarter end, CWB introduced a dividend reinvestment plan. Under the plan, CWB has currently elected to issue common shares from treasury at a 2% discount from the average market price (further details on the dividend reinvestment plan are available at http://www.cwbankgroup.com/investor_relations/drip.htm).

Banking and trust earnings of $25.5 million were up 7% compared to one year ago as earnings due to strong loan growth and a 29% increase in other income, including an additional $5.4 million of gains on sale of securities, more than offset the impact from the compressed net interest margin and higher non-interest expenses. Quarterly net income from insurance operations was a record $3.2 million, up 30% compared to a year earlier. On a year-to-date basis, banking and trust earnings of $69.7 million were down 2% from 2008, while net income from insurance operations was unchanged at $6.2 million.

"We are pleased with both our third quarter and year-to-date results, particularly given the impact from margin compression and a recessionary environment," said Larry Pollock, President and CEO. "While positive signs are clearly evident, economic uncertainties remain. We are committed to prudently managing through these challenging times while continuing to support the needs of our customers. Based on our current view, overall credit quality is relatively stable. The level of gross impaired loans will fluctuate as we progress through the current cycle, but we expect actual write-offs will remain within our range of acceptable levels. As expected, net interest margin showed good improvement over the prior quarter and we believe this trend will continue."

"CWB's performance through the most difficult markets in decades for financial institutions underscores the value of our disciplined strategies. Our employees must also be commended, as they continue to do an excellent job. Achieving robust asset growth has not recently been the primary focus for us, but CWB still has tremendous growth potential. We are very well positioned in our primary markets, which should be poised for solid economic recovery once major global economies begin to expand. We also continue to evaluate the potential to grow via acquisition. While there are many buying opportunities in today's markets, high quality assets or businesses that are accretive and fit strategically are more difficult to identify. Our strong capital position provides us flexibility and we believe that patience is important for both the Bank and our shareholders at this time," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2009	April 30 2009	July 31 2008	Change from July 31 2008	For the nine months ended July 31 2009	July 31 2008	Change from July 31 2008
Results of Operations							
Net interest income (teb - see below)	**$ 60,934**	$ 52,812	$ 57,290	6 %	**$ 168,342**	$ 169,995	(1)%
Less teb adjustment	**2,189**	1,675	1,442	52	**5,450**	4,131	32
Net interest income per financial statements	**58,745**	51,137	55,848	5	**162,892**	165,864	(2)
Other income	**24,604**	22,570	19,085	29	**69,525**	54,803	27
Total revenues (teb)	**85,538**	75,382	76,375	12	**237,867**	224,798	6
Total revenues	**83,349**	73,707	74,933	11	**232,417**	220,667	5
Net income	**28,729**	21,580	26,327	9	**75,928**	77,534	(2)
Earnings per common share							
Basic[1]	**0.39**	0.30	0.42	(7)	**1.10**	1.23	(11)
Diluted[2]	**0.38**	0.30	0.41	(7)	**1.08**	1.20	(10)
Return on common shareholders' equity[3]	**13.4 %**	11.0 %	16.0 %	(260) bp[4]	**13.0 %**	16.3 %	(330)bp[4]
Return on assets[5]	**0.87**	0.70	1.03	(16)	**0.84**	1.05	(21)
Efficiency ratio[6] (teb)	**47.0**	53.1	45.2	180	**49.0**	44.4	460
Efficiency ratio	**48.2**	54.3	46.1	210	**50.2**	45.2	500
Net interest margin (teb)[7]	**2.13**	1.93	2.25	(12)	**2.02**	2.29	(27)
Net interest margin	**2.05**	1.87	2.19	(14)	**1.95**	2.24	(29)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.15	-	**0.15**	0.15	-
Per Common Share							
Cash dividends	**$ 0.11**	$ 0.11	$ 0.11	- %	**$ 0.33**	$ 0.31	6 %
Book value	**11.87**	11.42	10.47	13	**11.87**	10.47	13
Closing market value	**18.19**	13.35	25.00	(27)	**18.19**	25.00	(27)
Common shares outstanding (thousands)	**63,738**	63,589	63,342	1	**63,738**	63,342	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 11,331,377**	$ 11,450,625	$ 10,056,644	13 %			
Loans	**9,137,763**	9,041,518	8,168,748	12			
Deposits	**9,393,809**	9,713,334	8,686,336	8			
Subordinated debentures	**375,000**	375,000	410,000	(9)			
Shareholders' equity	**966,232**	935,753	663,401	46			
Assets under administration	**4,751,886**	4,472,060	4,498,545	6			
Assets under management	**835,613**	816,600	-	nm			
Capital Adequacy[8]							
Tangible common equity to risk-weighted assets[9]	**7.9 %**	7.6 %	8.0 %	(10) bp			
Tier 1 ratio	**11.2**	11.0	9.2	200			
Total ratio	**15.4**	15.2	14.0	140			

nm - not meaningful.

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options, warrants and other common stock equivalents.
(3) Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(4) bp – basis point change.
(5) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(6) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(7) Net interest margin is calculated as annualized net interest income divided by average total assets.
(8) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(9) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provisions for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) reported solid third quarter results amidst a recessionary environment and an uncertain economic outlook. Highlights included the achievement of record total revenues and the 85th consecutive profitable quarter, a period spanning more than 21 years.

Third quarter net income of $28.7 million was up 9% ($2.4 million) compared to the prior year, while diluted earnings per common share were down 7% ($0.03) to $0.38, and reflects the net impact of the preferred shares issued in March 2009 estimated at $0.04 per diluted common share. Record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), of $85.5 million increased 12% ($9.2 million) on strong loan growth and a 29% ($5.5 million) increase in other income, offset by a lower net interest margin.

Compared to last quarter, consolidated net income increased 33% as the combined positive impact from a marked 20 basis point improvement in net interest margin (teb) to 2.13%, strong other income and three additional revenue earning days more than offset slightly higher non-interest expenses. Diluted earnings per common share were up 27% from last quarter reflecting the items already noted. On a year-to-date basis, net income declined 2% from the same period last year to $75.9 million, while diluted earnings per share decreased 10% to $1.08.

The Bank's very strong Tier 1 and total capital ratios at July 31, 2009 of 11.2% and 15.4%, respectively, remained well above regulatory minimums and are also higher than CWB's targeted capital thresholds. While these very strong ratios have a negative impact on overall profitability, they provide considerable flexibility to pursue accretive growth opportunities. Management continues to evaluate opportunities to deploy capital for the long-term benefit of CWB shareholders.

Third quarter return on equity of 13.4% decreased 260 basis points compared to a year earlier, but was up 240 basis points over the prior quarter. Return on assets of 0.87% declined 16 basis points from a year earlier, but increased 17 basis points from the previous quarter. Compared to last year, lower profitability ratios are mainly attributed to the compressed net interest margin and the net impact from the preferred shares issued in March 2009.

Common Share Price Performance

CWB shares ended the third quarter at $18.19, compared to $25.00 a year earlier. Including reinvested dividends, the total return for shareholders over the one year holding period ended July 31, 2009 was negative 25%. This compares to a nil change for the Total Return S&P/TSX Financials Index of over the same one year period.

Dividends

On September 2, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on October 1, 2009 to shareholders of record on September 17, 2009. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2009 to shareholders of record on October 22, 2009.

On August 13, 2009, subsequent to quarter end, CWB introduced a dividend reinvestment plan (the "Plan"). The Plan provides holders of the Bank's common shares and holders of any other class of shares deemed eligible by the Bank's Board of Directors (together being "Eligible Shares"), with the opportunity to direct cash dividends paid on any class of their Eligible Shares toward the purchase of common shares. Currently, holders of the Bank's common shares and Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 are eligible to participate in the Plan. Details and an application form for the Plan are available on the Bank's website at http://www.cwbankgroup.com/investor_relations/drip.htm. At the current time, for the purposes of the Plan, the Bank has elected to issue common shares from treasury at a 2% discount from the average market price (as defined in Section 7(a) of the Plan).

Loan Growth

Loan growth of 1% in the quarter, 6% year-to-date and 12% over the past year confirms the Bank's strategies to expand market presence while proactively managing the impact of moderated economic activity. Reflecting the recessionary environment and ongoing economic uncertainties, new deal flow has slowed since the first quarter of this year, and we expect activity will be constrained until major global economies start to recover. As always, we remain committed to supporting businesses and individuals within our markets while maintaining our focus on strong credit discipline and funding quality assets that offer a fair and profitable return for our shareholders. Current economic conditions coupled with the Bank's exceptional 6% loan growth in the fourth quarter last year will challenge our ability to achieve the 10%

fiscal 2009 loan growth target, unless we are successful in acquiring quality loan portfolios from other lenders. Organic growth will likely be further constrained by expected loan repayments in the Bank's interim construction portfolio.

Credit Quality

Overall credit quality remained relatively stable in a challenging operating environment for all lending sectors. The level of gross impaired loans decreased slightly from the prior quarter as the dollar value of resolved accounts exceeded new formations. As in prior quarters, the majority of larger accounts classified as impaired are interim construction loans - mainly in smaller markets - that display common characteristics associated with a softened real estate market, cost escalations during construction and the inability for borrowers to access additional capital. The Bank is in varying stages of enforcing its security to recoup its loans on these projects. Estimated write-offs from all existing loans classified as impaired are reflected in the specific provisions for credit losses and have been established based on current assessments of security held against these accounts. The quarterly provision for credit losses of $3.4 million was unchanged from last quarter and is in line with our fiscal 2009 performance target range of 15 to 18 basis points of average loans. Based on our present view of credit quality, while the level of gross impaired loans is likely to fluctuate up or down as we progress through the current cycle, actual losses are expected to remain within the Bank's historic range of acceptable levels. CWB's proven history of strong underwriting discipline and secured lending practices further support our expectation in this regard.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company were up 1% over last quarter but decreased 6% compared to a year earlier. The decline in total branch deposits compared to 2008 reflects a reduction in larger commercial balances, which are subject to greater fluctuation, and was more than offset by an increase in retail term deposits raised through the Bank's deposit broker network. The demand and notice component within branch-raised deposits was up 5% in the quarter and 7% compared to a year earlier. Growth in notice and demand deposits substantiates our strategies to further diversify the Bank's deposit base, which remains a key priority. We continue to evaluate opportunities to expand and/or enhance our existing base of retail deposits, which includes the ongoing development of the Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com).

Net Interest Margin

The Bank's compressed net interest margin compared to the same quarter last year was mainly attributed to consecutive reductions in the prime lending rate and lower yields on securities, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. Margin compression continued to have a significant negative impact on growth in both total revenues and overall profitability. However, in comparison to the prior quarter, the expected combination of a more stable interest rate environment, easing deposit costs and improved market spreads contributed to a 20 basis point improvement in net interest margin (teb) to 2.13%. Given current market conditions and the Bank's overall financial position, we anticipate that net interest margin will continue to improve and gradually return to historic levels. To the extent possible, without foregoing overall investment quality and future income, we will look for further opportunities to augment the Bank's financial results by realizing gains on sale of securities and improving investment yields.

Trust and Wealth Management Services

Canadian Western Trust Company (CWT) posted solid financial performance while continuing to expand its market presence. CWT was also very pleased to announce its appointment during the quarter as trustee for all self-directed registered and education savings plans administered by a major Canadian investment dealer, effective August 2009. Valiant Trust Company's revenues declined reflecting the considerable slowdown in capital markets activity, but we do foresee increasing opportunities for this business moving forward. Both of our trust companies are now operating in Ontario, and we believe this market provides strong growth potential.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), reported record quarterly earnings with net income of $3.2 million. Profitability improved for the auto lines in both Alberta and British Columbia (BC). Policy growth, aided by higher retention rates, was also up significantly from the same quarter last year. Quarterly results included a positive $0.6 million before tax contribution from the Alberta auto risk sharing pools reflecting a favorable adjustment, based on revised assumptions, to the Minor Injury Regulation claims reserves.

Outlook

The Bank's third quarter and year-to-date results reflect solid performance despite the significant impact on results from margin compression and the uncertain economic environment. We expect net interest margin will continue to improve into fiscal 2010, maintaining the positive trend that was apparent over the past quarter. Improved margin will positively impact revenues, earnings and the efficiency ratio (teb), but the net impact from our preferred share offerings make it unlikely we will meet our fiscal 2009 performance targets for common shareholders' returns on assets and equity. Economic activity has slowed in our markets much more than expected at the beginning of the year and asset growth will likely continue to be constrained as a result. That said, there are opportunities to grow via acquisition and our solid balance sheet and strong capital base put us in an excellent position to take advantage of opportunities that meet our investment objectives. We are currently evaluating potential investments, but will remain prudent and continue our focus on creating value and growth over the long-term. Despite current challenges, our overall outlook remains positive and we are very confident that the Bank will emerge from this cycle stronger than ever.

We look forward to reporting our fourth quarter and fiscal 2009 results on December 3, 2009.

Q3 Results Conference Call

CWB's third quarter results conference call is scheduled for Thursday, September 3, 2009 at **3:00 p.m. ET (1:00 p.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 416-644-3414 or toll-free 1-800-733-7571. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until September 17, 2009 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21311921, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 36 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in Western Canada. The Bank, with total balance sheet assets of more than $11 billion, assets under administration of over $5 billion and assets under management approaching $1 billion, specializes in mid-market commercial lending and offers a full range of retail banking services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a subsidiary that offers personal auto and home insurance to customers in BC and Alberta. Subsidiary Adroit Investment Management Ltd. provides wealth management services to individuals, corporations and institutional clients. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. The Bank's Series 3 preferred shares and common share purchase warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended July 31, 2009, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2008 remain substantially unchanged.

Overview

CWB recorded solid third quarter financial results in a recessionary and uncertain economic environment reflecting good performance from both business segments. Quarterly net income from banking and trust operations of $25.5 million was up 7% ($1.7 million) compared to one year ago as positive earnings contributions from strong 12% loan growth and a $5.4 million increase in gains on sale of securities more than offset a lower net interest margin, measured on a taxable equivalent basis (teb – see definition following Financial Highlights table), and a 16% ($5.2 million) increase in non-interest expenses. Gains on the sale of securities reflect strategies that allowed the Bank to capitalize on favourable prices on certain short-term investments. Canadian Direct Insurance Incorporated (Canadian Direct or CDI) posted record quarterly net income of $3.2 million, up 30% ($0.7 million) compared to a year earlier. Consolidated third quarter net income increased 9% from one year ago to $28.7 million, representing $0.38 ($0.39 basic) per diluted common share, which reflects the net impact from the preferred shares issued in March 2009.

Compared to the previous quarter, consolidated net income was up 33% ($7.1 million) reflecting a marked improvement in net interest margin, a 9% ($2.0 million) increase in other income and three more revenue earning days. Diluted earnings per common share increased 27% ($0.08) over the prior quarter. Consolidated net income year-to-date of $75.9 million was down 2% ($1.6 million) compared to the same period in 2008. Lower net income year-to-date reflects the impact of a significantly lower net interest margin and a 17% ($16.8 million) increase in non-interest expenses, offset by the positive impact from strong 12% loan growth and 27% ($14.7 million) higher other income. Other income year-to-date included gains on sale of securities that were $17.3 million higher than the same period in 2008 while credit related fee income declined $4.6 million mainly due to comparatively slower loan volumes. Year-to-date earnings per diluted common share of $1.08 were down 10% ($0.12 per diluted common share) compared to last year and reflect the net impact of the preferred shares issued.

Third quarter return on common shareholders' equity of 13.4% decreased from 16.0% a year earlier, but was up from 11.0% last quarter. Return on assets was 0.87%, compared to 1.03% a year earlier and 0.70% in the prior quarter. Year-to-date return on common shareholders' equity of 13.0% represented a 330 basis point decline compared to the same period in 2008, while return on assets was down 21 basis points to 0.84%. Although partially offset by strong growth in other income, quarterly and year-to-date profitability ratios were negatively impacted by both constrained total revenues due to a significantly lower net interest margin and higher non-interest expenses. Compared to 2008, the net impact from CWB's preferred share offerings completed in March 2009 further reduced profitability ratios. The preferred share capital will support considerable future growth and is expected to become accretive to earnings over time.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, of $85.5 million were up 12% ($9.2 million) compared to the same quarter last year reflecting the positive impact from strong loan growth and a 29% ($5.5 million) increase in other income, partially offset by a lower net interest margin. Compared to last quarter, total revenues (teb) were up 13% ($10.2 million) reflecting a 15% ($8.1 million) increase in net interest income (teb) and improved other income. Higher net interest income (teb) compared to last quarter was primarily attributed to a more stable interest rate environment, lower deposit costs, three additional days this quarter and the Bank's ongoing success in pricing new and renewal loans to reflect the current market environment. Year-to-date total revenues (teb) of $237.9 million were up 6% ($13.1 million) over the same period last year as earnings attributed to continued loan growth and increased other income more than offset the impact of the significantly lower net interest margin and one less revenue earning day this year.

Net Interest Income (teb)

Quarterly net interest income (teb) of $60.9 million was up 6% ($3.6 million) compared to the same period last year as the positive revenue impact from strong loan growth more than offset a 12 basis point decline in net interest margin (teb) to 2.13%. Third quarter net interest margin compared to last year was mainly

affected by consecutive reductions in the prime lending interest rate and lower yields on investments held in the securities portfolio, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. Generally, reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans, which subsequently compresses the interest spread earned on the Bank's assets. Also, the marginal benefit attributed to the Bank's lower cost demand and notice deposits is significantly reduced as interest rates approach zero.

Net interest income (teb) was up 15% ($8.1 million) compared to the previous quarter reflecting a marked 20 basis point increase in net interest margin (teb) and three additional interest earnings days in the third quarter. The improved net interest margin compared to the prior quarter mainly reflects lower deposit costs and the positive effects from loan pricing actions in prior periods, partially offset by a reduction in the average prime lending rate. Year-to-date net interest income (teb) of $168.3 million represented a 1% decline from the first nine months of fiscal 2008 as the positive earnings impact from strong loan growth was more than offset by a significant 27 basis point decline in net interest margin (teb) to 2.02%. The lower year-to-date net interest margin compared to last year was mainly attributed to the factors already noted.

Note 13 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at July 31, 2009. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position at July 31, 2009, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 3.8% ($9.5 million) and decrease other comprehensive income $20.7 million, net of tax, over the following twelve months. It is estimated that a one-percentage point decrease in all interest rates would increase net interest income by approximately 5.2% ($13.1 million) and increase other comprehensive income $20.7 million, net of tax, over the following twelve months. The positive earnings impact when all interest rates decrease one-percentage point reflects the potential for a zero percent Bank of Canada overnight interest rate that effectively puts a floor on the prime lending rate. At April 30, 2009, it was estimated that a one-percentage point increase in all interest rates would have increased net interest income by approximately 5.6% ($12.4 million) and decreased other comprehensive income $23.4 million, net of tax, over the following twelve months and, that a one-percentage point decrease in all interest rates at April 30, 2009 would have increased net interest income by approximately 4.8% ($10.5 million) and increased other comprehensive income $23.4 million, net of tax, over the following twelve months. The potential earnings variance due to changes in all interest rates was high compared to most prior periods and internal target levels reflecting near zero interest rates, including the effective floor on the prime lending rate, and abnormal market spreads for conventional financial instruments used to hedge the Bank's loan portfolio against interest rate risk. Now that interest rates appear to have reached the bottom of the current cycle, certain interest rate hedges have been unwound to maximize returns when rates begin to trend upwards. Management will continue to actively manage interest rate sensitivity and related risks.

Other Income

Quarterly other income of $24.6 million was up 29% ($5.5 million) from a year earlier as $5.6 million higher gains on sale of securities and a 24% ($1.1 million) improvement in net insurance revenues more than offset a 22% ($1.7 million) decline in credit related fee income. Gains on sale of securities reflect strategies that allowed the Bank to capitalize on favourable pricing for certain short-term investments. The combined contribution from trust services and fee income from newly acquired Adroit Investment Management Ltd. (Adroit) was up $0.2 million, while foreign exchange gains and other categories increased $0.1 million in the aggregate.

Compared to the previous quarter, other income was up 9% ($2.0 million) mainly reflecting a $1.6 million increase in net insurance revenues and 16% ($0.8 million) higher credit related fee income. On a year-to-date basis, other income improved 27% ($14.7 million) reflecting a $17.3 million increase in gains on sale of securities, 15% ($1.4 million) higher trust and wealth management fee income and a $0.6 million improvement in foreign exchange gains and other, offset by 21% ($4.6 million) lower credit related fee income, consistent with decreased loan volumes. Net insurance revenues year-to-date were relatively unchanged compared to 2008 and include the impact of high first quarter claims experience this year in the British Columbia (BC) home product line due to severe weather.

Credit Quality

Overall credit quality remained relatively stable given the recessionary environment, an uncertain economic outlook and lower commodity prices. The Bank's primary markets continue to be materially impacted by global economic turmoil, particularly as it relates to demand for commodities, but management believes that Western Canada is well positioned to manage through these challenges. Measured as a percentage of average loans, the provision for credit losses of 15 basis points remained unchanged from both the previous quarter and one year ago.

(unaudited) ($ thousands)	For the three months ended July 31 2009	April 30 2009	July 31 2008	Change from July 31 2008
Gross impaired loans, beginning of period	$ 107,017	$ 107,785	$ 43,018	149%
New formations	25,111	29,378	14,708	71
Reductions, impaired accounts paid down or returned to performing status	(22,444)	(27,387)	(10,054)	123
Write-offs	(4,455)	(2,759)	(133)	3,249
Total[3]	$ 105,229	$ 107,017	$ 47,539	121%
Balance of the ten largest impaired accounts	$ 54,990	$ 56,478	$ 24,528	124%
Total number of accounts classified as impaired	211	204	138	53
Total number of accounts classified as impaired under $1 million	195	188	127	54
Gross impaired loans as a percentage of total loans[1]	1.14 %	1.17 %	0.58 %	56bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.
(3) Gross impaired loans includes foreclosed real estate with a carrying value of $4,756 (April 30, 2009 - $3,505 and July 31, 2008 – $nil) which is held for sale.

Gross impaired loans at July 31, 2009 were $105.2 million, compared to $107.0 million last quarter and $47.5 million a year earlier. The increased dollar level of gross impaired loans compared to 2008 is largely attributed to a number of interim construction loans mainly located in smaller markets. A softened real estate market, cost escalations during construction and the inability of borrowers to access additional capital are common characteristics for these accounts. The Bank is in various stages of enforcing its security to recoup its loans on these projects. The ten largest accounts classified as impaired measured by dollars outstanding represented approximately 52% of the total gross impaired loans at quarter end, compared to 53% in the prior quarter and 52% a year earlier.

The dollar level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and current estimates of expected write-offs are reflected in the specific provisions for credit losses. Current estimates include detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. In certain cases, the timeframe required to recover balances on loans classified as impaired has been lengthened due to the presence of other lenders with charges subordinated to CWB and slow foreclosure processes on residential real estate in the western provinces.

Gross impaired loans represented 1.14% of total loans at quarter end, compared to 1.17% last quarter and 0.58% one year ago. At the end of fiscal 2008, the ten year average for gross impaired loans measured against total loans was 0.83%, with a high of 1.69% in 1999 and a low of 0.18% in 2006. The average net new specific provisions for credit losses over the same ten year period noted above was 13 basis points of average loans (including fiscal 2006 when recoveries exceeded losses). As noted above, the level of impaired loans will fluctuate up or down until the economic cycle runs its course, but actual losses in consideration of today's operating environment are expected to remain within the Bank's range of acceptable levels. Based on current credit quality, management expects the fiscal 2009 provisions for credit losses will remain in the targeted range of 15 - 18 basis points of average loans. The targeted provisions for credit losses and other performance targets for fiscal 2010 will be published in December of this year along with the Bank's fiscal 2009 financial results.

The total allowance for credit losses (general and specific) represented 71% of gross impaired loans at quarter end, compared to 70% last quarter and 147% one year ago. The total allowance for credit losses (general and specific) was $74.2 million at July 31, 2009, compared to $75.1 million last quarter and $70.0 million a year earlier. The general allowance as a percentage of risk-weighted loans was 73 basis points, down from 74 basis points in the previous quarter and 80 basis points a year earlier. The Bank's long-standing strategy with respect to managing the allowance for credit losses has been to maintain consistent provisions to cover both identified and unidentified losses. The purpose of the general allowance for credit

losses is to mitigate the timing impact of unidentified losses in the portfolio. It is expected that the level of the general allowance will fluctuate up or down as specific losses are recognized and subsequently charged off.

Non-interest Expenses

Effective execution of CWB's strategic plan which is focused on sustainable growth has necessitated increased spending in some areas. Significant expenditures include additional staff complement, as well as expanded premises and technology upgrades. Spending in these areas is an integral part of management's commitment to maximize shareholder value over the long-term and is expected to provide material benefits in future periods. Previously announced plans for three new full service branches (Saskatoon, Kamloops and Surrey) are proceeding with expected opening dates in 2009 and 2010. The Bank also expects to open an additional new branch in the Edmonton area (Sherwood Park) with a tentative opening date in 2010.

Compared to last year, third quarter non-interest expenses increased 16% ($5.7 million) to $40.2 million. Within non-interest expenses, salary and benefit costs were up 20% ($4.5 million) with the increase mainly attributed to additional stock-based compensation charges, increased staff complement and annual salary increments. Total third quarter stock-based compensation charges of $3.2 million were up $1.7 million over the same period in 2008 reflecting the recognition of expense related to the Bank's third quarter granting of Restricted Share Units (RSUs) associated with a revised long-term incentive plan. Salary expense for RSUs is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. Because there are a number of CWB employees currently deemed eligible to retire, salary expense recognized for RSUs is highest in the same quarter as the grant date. Of the amount expensed in the third quarter, approximately $1.6 million related to the recognition of the eligible to retire liability. Premises and equipment expenses were up $1.0 million in the aggregate over the same quarter last year. Other expenses increased $0.2 million. Third quarter non-interest expenses related to newly acquired Adroit were $0.7 million, including the associated amortization of intangible assets.

Non-interest expenses were up $0.2 million compared to the prior quarter as a $0.4 million increase in salary and benefit costs was offset by lower premises, equipment and other expenses. Year-to-date non-interest expenses of $116.6 million were up 17% ($16.8 million) over the same period last year reflecting $12.6 million higher salary and benefit costs due to increased staff complement, stock-based compensation charges and annual salary increments. Total year-to-date stock-based compensation charges of $7.8 million represented a $3.6 million increase over the same period in 2008 and included $2.2 million of expense recognized for RSUs and $1.7 million of additional non-cash, stock-based compensation expense reflecting required accounting treatment for stock options voluntarily forfeited by certain CWB management in the prior quarter. Premises and equipment expenses, including depreciation, increased 16% ($2.7 million) mainly resulting from ongoing business growth and capital investment. Year-to-date non-interest expenses related to Adroit were $2.1 million, including amortization of intangible assets.

The third quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 47.0%, compared to 45.2% last year and 53.1% in the previous quarter. The deterioration of this measure compared to the same quarter last year reflects the negative impact on total revenues from the compressed net interest margin coupled with higher non-interest expenses, offset by the positive impact from strong loan growth and increased other income, including gains on sale of securities. Compared to the prior quarter, the considerable improvement in the efficiency ratio reflects the combined positive impact from the higher net interest margin, increased other income and three additional revenue earning days. The year-to-date efficiency ratio (teb) of 49.0% represented a 460 basis point deterioration from the same period last year and was within the Bank's fiscal 2009 targeted range of 46 – 49%. A positive trend for net interest margin and ongoing discipline with regard to discretionary spending should support further modest improvement to this measure for the year.

Income Taxes

The income tax rate (teb) for the first nine months of 2009 was 31.5%, down 180 basis points from one year ago, while the tax rate before the teb adjustment was 28.0%, or 280 basis points lower. The income tax provision in the first nine months of 2008 included $1.0 million of additional tax expense that resulted from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Excluding this additional fiscal 2008 tax expense, the current year's income tax rate (teb) was 90 basis points lower than a year earlier.

Effective July 1, 2008, the corporate provincial income tax rates in BC, Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. The federal corporate income tax rate was reduced from 19.5% to 19.0%, effective January 1, 2009. The corporate income tax rate in Manitoba decreased from 13% to 12% effective July 1, 2009. On April 1, 2009, the capital tax rate in BC applicable to CWB decreased to 0.33%, down from 0.67%, and is expected to be eliminated completely by April 1, 2010.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI) all net of income taxes, and totaled $39.3 million for the third quarter, compared to $22.4 million in the same period last year. As previously noted, net income was up 9% ($2.4 million) compared to one year ago. In addition, OCI increased due to higher unrealized gains on available-for-sale cash and securities and on derivative instruments designated as cash flow hedges, which reflects market value fluctuations related to changes in market credit spreads, interest rates and shifts in the interest rate curve. These increases were partially offset by higher realized gains on sale of securities reclassified to other income and higher amounts reclassified to net interest income related to derivatives designated as cash flow hedges in the third quarter of 2009, compared to a year earlier.

Balance Sheet

Total assets were down 1% ($119 million) in the quarter and up 13% ($1,275 million) in the past year to reach $11,331 million at July 31, 2009. Lower total assets compared to the prior quarter reflects lower cash and securities balances, partially offset by loan growth.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,997 million at July 31, 2009, compared to $2,222 million last quarter and $1,725 million one year ago. The unrealized gain recorded on the balance sheet at July 31, 2009 was $25.6 million, compared to $10.8 million last quarter and an unrealized loss of $17.8 million as at October 31, 2008. The change in unrealized gains and losses compared to last quarter and October 31, 2008 is primarily attributed to a market value improvement in the Bank's preferred share portfolio; unrealized gains in this portfolio totaled $8.4 million as at July 31, 2009, compared to unrealized losses of $14.6 million last quarter and $17.8 million as at October 31, 2008. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve.

Realized gains on sale of securities in the third quarter were $6.4 million, compared to $6.6 million in the previous quarter and $0.8 million in the same quarter last year. The difference in realized gains on sale of securities compared to the prior year mainly resulted from transactions related to favourable pricing on certain investment grade, short-term debt investments. Where the sale of securities was not directed to reducing CWB's overall liquidity position, investment strategies allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has a negative impact on net interest margin, it reflects the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Average liquidity balances, net of securities purchased under reverse resale agreements, were higher compared to the same quarter last year reflecting proceeds from the Bank's preferred share offerings completed in March 2009. Comparatively slower loan growth also contributed to increased liquidity compared to 2008. Average liquidity, net of securities purchased under reverse resale agreements, declined compared to the prior quarter. The Bank has implemented improved methodologies for measuring and monitoring liquidity and has also enhanced its deposit monitoring capabilities. This has enabled management to better assess risks under various scenarios and provides flexibility to decrease the level of liquid asset coverage on a general basis. Overall liquidity is expected to decrease in future periods, although elevated levels will be maintained compared to what would be held under more normal

market conditions. Management intends to maintain this strategy until economic uncertainties subside further.

Loans

Total loans grew 1% ($96 million) in the quarter, 6% ($514 million) year-to-date and 12% ($969 million) in the past twelve months to reach $9,138 million. Quarterly loan growth reflects lending activity in Alberta and Saskatchewan, as both BC and Manitoba showed marginal declines compared to last quarter. Measured by lending sector, quarterly growth was attributed to equipment financing, energy, personal lending and the general commercial lending sectors. Real estate loans showed a marginal decline in the quarter, which was not unexpected. All lending sectors have realized positive year-to-date growth led by activity in Alberta and BC. Looking forward, loan growth is expected to remain constrained compared to prior periods. The recessionary environment, including moderated residential construction activity in Western Canada, will continue to have an adverse impact on growth in certain lending areas, particularly in the Bank's real estate construction and equipment financing portfolios. Construction loans are relatively short in duration and there are now far fewer quality lending opportunities in this area. The equipment financing portfolio also has a short duration with loans fully repaid over a period of three-to-five years. Ongoing challenges related to softness in the forestry and natural gas services industries are expected to persist and this will have a continued negative impact on portfolio performance related to these areas. The near-term outlook for crude oil and natural gas production is also uncertain and subject to fluctuations correlated with the underlying resource prices and drilling activity. The foregoing factors coupled with last year's exceptional fourth quarter loan growth of 6% will challenge the Bank's ability to meet the fiscal 2009 loan growth target of 10% unless quality loan portfolios are acquired from other lenders. Despite these challenges, management believes Western Canada is in a good position to manage through ongoing economic uncertainty and the recessionary environment. Management also believes Western Canada's resource-based economies will be poised for a comparatively faster recovery than the rest of Canada once major global economies begin to expand.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), increased 4% in the quarter, 6% year-to-date and 14% over the past twelve months to reach $494 million. Residential sales activity in Western Canada improved considerably compared to recent prior quarters, partially due to seasonal factors, and the level of applications received by Optimum increased accordingly. There are signs that real estate values have begun to stabilize across all of the Bank's markets, although growth opportunities will likely continue to be constrained in this business line until recessionary impacts subside. As an alternative source of growth, Optimum recently commenced offering, through select mortgage brokers, higher ratio mortgages insured by either the Canada Mortgage and Housing Corporation (CMHC) or Genworth Financial Canada. This endeavour has shown positive results to date and management expects insured mortgages will become a larger component of Optimum's total portfolio over time. Improved residential sales activity also positively impacted marketing time for homes in foreclosure and had a stabilizing effect on the overall level of delinquent loans in the quarter. For uninsured mortgages, the Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to grow this business over time as it continues to produce strong returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits were up 1% from the previous quarter, but down 6% compared to a year earlier. The demand and notice component within branch deposits was up 5% from last quarter and 7% compared to the same time last year. Reflecting CWB's business banking focus, a material portion of total branch deposits are attributed to larger commercial balances that are subject to greater fluctuation. The recently introduced Internet-based division of the Bank named *Canadian Direct Financial*™ (www.canadiandirectfinancial.com) has shown promising success to date and is still in the early stages of development as management determines the most effective strategies to raise deposits through this channel. Consistent with last quarter, more normalized financial markets and reduced competitive influences have continued to ease overall deposit costs for both branch-generated deposits and those raised through the deposit broker network. If interest rates remain at current levels, this will have a positive impact on net interest margin going forward. Also, a significant component of comparatively higher cost one-year deposits that were raised in the latter part of calendar year 2008, largely to increase liquidity, will be maturing. These deposits will either be replaced at much more favourable current rates or paid out at maturity due to reduced liquidity requirements.

Total deposits at quarter end were $9,394 million, down 3% ($320 million) from the previous quarter and up 8% ($707 million) over the past year. Total branch deposits measured as a percentage of total deposits were 58% at July 31, 2009 compared to 56% in the previous quarter and 67% a year earlier. Compared to a year earlier, the reduction in branch-raised deposits as a percentage of total deposits reflects both an increase in fixed rate term deposits raised through the deposit broker network and a reduction in larger commercial term deposits. Demand and notice deposits represented 28% of total deposits, compared to 26% in the previous quarter and 28% at the same time last year. Total notice deposits will increase in the fourth quarter this year due to CWT's recent appointment as trustee for a major Canadian investment dealer.

Other Assets and Other Liabilities

Other assets at July 31, 2009 totaled $196 million, compared to $187 million last quarter and $163 million one year ago. Other liabilities at quarter end were $596 million, compared to $427 million the previous quarter and $297 million last year. The increase in other liabilities compared to prior quarters mainly reflects the use of reverse resale agreements for asset funding.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration and assets under management. Trust assets under administration totaled $4,752 million at July 31, 2009, compared to $4,472 million last quarter and $4,499 million one year ago. Assets under management were $836 million at quarter end, compared to $817 million last quarter and nil one year ago reflecting the acquisition of Adroit, which was effective November 1, 2008. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 76 and 80 respectively in the Bank's 2008 Annual Report.

Capital Management

At July 31, 2009, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 15.4%, up from 15.2% last quarter and 14.0% a year earlier. The Tier 1 ratio at quarter end was 11.2%, compared to 11.0% last quarter and 9.2% at the same time last year. Compared to one year ago, CWB's total regulatory capital increased with the issuance of $209.8 million Preferred Units, the retention of earnings, net of dividends, and a higher general allowance for credit losses, slightly offset by strong asset growth and the redemption of $35.0 million of subordinated debentures. The higher Tier 1 and total capital ratios compared to the prior quarter reflect the retention of earnings, net of dividends, slightly offset by ongoing growth in risk weighted assets.

During the second quarter of fiscal 2009, the Bank issued 2,990,000 Preferred Units (the "Public Offering Preferred Units") for total proceeds of $74.8 million. The Public Offering Preferred Units each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Shares") in the capital of the Bank with an issue price of $25.00 per share and 1.78 common share purchase warrants (each whole warrant a "Warrant"). Each Warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014. The Bank also issued 5,400,000 Preferred Units (the "Private Placement Preferred Units") by way of a private placement to institutional investors for total proceeds of $135.0 million. The Private Placement Preferred Units consist of one Series 3 Preferred Share and 1.7857 Warrants. The Warrants have the same terms as those issued under the public offering.

Based on a $25.00 issue price, the Series 3 Preferred Shares yield 7.25% annually, payable quarterly, as and when declared by the Board of Directors of CWB for an initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 500 basis points over the then current five-year Government of Canada bond yield. Holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 Preferred Shares") on April 30, 2014 and on April 30 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the then current 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB. The Series 3 Preferred Shares and Series 4 Preferred Shares are redeemable at the option of CWB on April 30, 2014, and every fifth anniversary thereafter at a price of $25.00 per share. In addition, the

Series 4 Preferred Shares are redeemable at the option of CWB at any other time, on or after April 30, 2014, at a price of $25.50 per share.

The Preferred Shares Series 3 and the Preferred Shares Series 4 qualify as Tier 1 capital for the Bank. Both the Series 3 Preferred Shares and the Warrants commenced trading on the Toronto Stock Exchange on March 2, 2009 under the trading symbols CWB.PR.A and CWB.WT, respectively. As at July 31, 2009, the closing market price of the Series 3 Preferred Shares and Warrants was $27.99 and $6.20, respectively.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008.

Book value per common share at July 31, 2009 was $11.87 compared to $11.42 last quarter and $10.47 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on July 2, 2009. On September 2, 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on October 1, 2009 to shareholders of record on September 17, 2009. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2009 to shareholders of record on October 22, 2009.

On August 13, 2009, subsequent to quarter end, the Bank announced the introduction of dividend reinvestment plan. Further details on CWB's dividend reinvestment plan, including an application form, are available at http://www.cwbankgroup.com/investor_relations/drip.htm.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended July 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Common Share Information

As at August 31, 2009, there were 63,795,762 common shares outstanding and employee stock options, which are or will be exercisable for up to 4,558,905 common shares for maximum proceeds of $84.3 million. Also outstanding were 14,964,356 warrants that are each exercisable at a price of $14.00 to purchase one common share in the Bank until March 3, 2014.

Summary of Quarterly Financial Information

	2009			2008				2007
($ thousands)	**Q3**	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	**$ 85,538**	$ 75,382	$ 76,947	$ 74,059	$ 76,375	$ 73,754	$ 74,669	$ 74,359
Total revenues	**83,349**	73,707	75,361	72,519	74,933	72,402	73,332	72,863
Net income	**28,729**	21,580	25,619	24,485	26,327	25,302	25,905	29,572
Earnings per common share								
Basic	**0.39**	0.30	0.40	0.39	0.42	0.40	0.41	0.47
Diluted	**0.38**	0.30	0.40	0.38	0.41	0.39	0.40	0.46
Total assets ($ millions)	**11,331**	11,450	10,907	10,601	10,057	10,038	9,865	9,525

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarter of 2007 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share).

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2008 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2008 Annual Report and audited consolidated financial statements for the year ended October 31, 2008 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant). Effective November 1, 2008, the banking and trust segment also includes wealth management services provided through CWB's 72.5% ownership interest in subsidiary, Adroit Investment Management Ltd.

Third quarter net income of $25.5 million increased 7% ($1.7 million) compared to last year as positive earnings contributions from strong 12% loan growth and 29% ($4.2 million) higher other income, including an additional $5.4 million of gains on sale of securities, more than offset the impact of a 12 basis point decline in net interest margin (teb), to 2.11%, and a 16% ($5.2 million) increase in non-interest expenses. The lower net interest margin (teb) compared to a year earlier mainly resulted from consecutive reductions in the prime lending interest rate and lower yields on securities, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans, and an improved securities mix. The change in non-interest expenses reflects higher salary and benefit costs - mainly related to increased staff complement and stock-based compensation expense - continued business growth and investment in future development initiatives, including the addition of Adroit. Credit related fee income was down 22% ($1.7 million) while trust and wealth management services fee income increased 5% ($0.2 million). The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 47.8%, compared to 45.7% one year ago. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income attributed to the compressed net interest margin (teb) and higher non-interest expenses, partially offset by the positive earnings impact from continued loan growth and a 29% ($4.2 million) increase in other income.

Quarterly earnings were up 31% ($6.1 million) from the previous period reflecting the combined positive impact of a marked 20 basis point improvement in net interest margin, three additional revenue earnings days, a 3% ($0.5 million) increase in other income and a slight decline in non-interest expenses. The quarterly efficiency ratio (teb) improved 600 basis points compared to last quarter. On a year-to-date basis, net income was 2% ($1.6 million) lower than 2008 as strong loan growth and a 33% ($14.2 million) increase in other income, largely attributed to gains on sale of securities, were more than offset by a significant 28 basis point drop in net interest margin and a 17% ($15.7 million) increase in non-interest expenses. The year-to-date efficiency ratio (teb) of 49.2% deteriorated 470 basis points from the same time in 2008.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	**July 31 2009**	April 30 2009	July 31 2008	July 31 2008	**July 31 2009**	July 31 2008	July 31 2008
Net interest income (teb)	**$ 59,340**	$ 51,399	$ 55,877	6 %	**$ 163,840**	$ 165,844	(1) %
Other income	**18,651**	18,125	14,415	29	**56,994**	42,758	33
Total revenues (teb)	**77,991**	69,524	70,292	11	**220,834**	208,602	6
Provision for credit losses	**3,369**	3,369	3,038	11	**10,107**	8,813	15
Non-interest expenses	**37,283**	37,381	32,124	16	**108,574**	92,835	17
Provision for income taxes (teb)	**11,809**	9,313	11,306	4	**32,273**	35,617	(9)
Non-controlling interest in subsidiary	**50**	56	-	nm	**173**	-	nm
Net income	**$ 25,480**	$ 19,405	$ 23,824	7 %	**$ 69,707**	$ 71,337	(2) %
Efficiency ratio (teb)	**47.8 %**	53.8 %	45.7 %	210 bp	**49.2 %**	44.5 %	470 bp
Efficiency ratio	**49.1**	55.0	46.6	250	**50.3**	45.3	500
Net interest margin (teb)	**2.11**	1.91	2.23	(12)	**2.00**	2.28	(28)
Net interest margin	**2.04**	1.86	2.18	(14)	**1.94**	2.23	(29)
Average loans (millions)[1]	**$ 9,028**	$ 8,982	$ 7,981	13 %	**$ 8,955**	$ 7,775	15 %
Average assets (millions)[1]	**11,142**	11,024	9,927	12	**10,959**	9,695	13

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported record quarterly earnings with net income of $3.2 million. This represented a $0.7 million increase compared to the same quarter last year and included a positive $0.6 million before tax contribution from the Alberta auto risk sharing pools ("the Pools"). Third quarter net income, excluding the impact of the Pools, was up $0.3 million compared to last year mainly due to an 8% increase in net earned premiums. Profitability improved for the auto lines in both Alberta and BC. Policy growth, aided by higher retention rates, was also up significantly from the same quarter last year. Excluding the impact of the Pools, the loss ratio was 2% higher than last year. The higher loss ratio was mostly due to fire-related home claims. The Pools' results reflected a favorable adjustment, based on revised assumptions, to the Minor Injury Regulation claims reserves.

Net income was up $1.1 million compared to the previous quarter. Absent the impact of the Pools, after tax income was up $0.7 million due to a 7% improvement in net earned premiums coupled with a 1% improvement in the loss ratio. Net earned premiums were up in all product lines reflecting policy growth and three additional days this quarter.

Year-to-date net income of $6.2 million was relatively unchanged compared to a year earlier. Excluding the Pools' results, net earned premiums were up 6%, offset by a 2% deterioration in the loss ratio. The higher loss ratio was attributed to first quarter losses in the BC home product line which was materially impacted by severe weather.

On June 12, 2009, the Alberta Court of Appeal unanimously overturned the February 2008 Court of Queen's Bench decision suspending the cap on minor injuries, thereby reinstating the cap on minor injuries sustained in an automobile accident in Alberta. However, this ruling is being appealed to the Supreme Court of Canada. Management believes it has adequately provided for the cost of these claims without regard to the cap and will continue to monitor the situation closely.

On July 29, 2009, the Alberta Insurance Rate Board mandated a 5% rate reduction on basic coverage on private passenger vehicles. The order will go into effect November 1, 2009 and will have a negative impact on revenues for this line of business. This decision reflects the reinstatement of the cap on minor injuries by the Alberta Court of Appeal.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	July 31 2009	April 30 2009	July 31 2008	July 31 2008	July 31 2009	July 31 2008	July 31 2008
Net interest income (teb)	$ 1,594	$ 1,413	$ 1,413	13 %	$ 4,502	$ 4,151	8 %
Other income (net)							
Net earned premiums	26,895	24,880	25,030	7	76,990	73,066	5
Commissions and processing fees	741	760	734	1	2,155	2,134	1
Net claims and adjustment expenses	(16,660)	(16,126)	(15,612)	7	(51,437)	(47,816)	8
Policy acquisition costs	(5,181)	(5,316)	(5,466)	(5)	(15,603)	(15,361)	2
Insurance revenue (net)	5,795	4,198	4,686	24	12,105	12,023	1
Gains on sale of securities	158	247	(16)	nm	426	22	nm
Total revenues (net) (teb)	7,547	5,858	6,083	24	17,033	16,196	5
Non-interest expenses	2,927	2,613	2,406	22	8,035	6,972	15
Provision for income taxes (teb)	1,371	1,070	1,174	17	2,777	3,027	(8)
Net income	**$ 3,249**	$ 2,175	$ 2,503	30 %	**$ 6,221**	$ 6,197	- %
Policies outstanding (#)	172,979	170,433	167,150	3	172,979	167,150	3
Gross written premiums	$ 33,067	$ 29,120	$ 30,020	10	$ 85,290	$ 78,278	9
Claims loss ratio[1]	62 %	65 %	62 %	- bp	67 %	65 %	200 bp
Expense ratio[2]	27	29	29	(200)	28	28	-
Combined ratio[3]	89	94	91	(200)	95	93	200
Alberta auto risk sharing pools impact on net income before tax	$ 557	$ 31	$ (30)	nm %	$ 430	$ 87	394 %
Average total assets (millions)	200	192	185	8	193	181	7

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2009 Target Ranges and Performance

The performance target ranges established for the 2009 fiscal year are presented in the table below together with CWB's actual performance to date.

	2009 Target Ranges	**2009 Performance[1]**
Net income growth [2]	2% to 5%	**(2)%**
Total revenue (teb) growth	5% to 8%	**6%**
Loan growth	10%	**12%**
Provision for credit losses as a percentage of average loans	0.15% - 0.18%	**0.15%**
Efficiency ratio (teb)	46% - 49%	**49.0%**
Return on common equity	14% -16%	**13.0%[3]**
Return on assets	0.90% - 1.05%	**0.84%[4]**

(1) 2009 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.
(2) Net income, before preferred share dividends.
(3) Return on common equity calculated as annualized year-to-date net income after preferred share dividends divided by average common shareholders' equity.
(4) Return on assets calculated as annualized year-to-date net income after preferred share dividends divided by average total assets.

While the recessionary environment and uncertain economic outlook have impacted results more than anticipated when the fiscal 2009 performance target ranges were first established, management is now cautiously optimistic that the Bank could still achieve most of these benchmarks. Both total revenue growth and the efficiency ratio (teb) are currently within the respective target ranges and a positive outlook for net interest margin will further benefit these measures. Ongoing discipline with regard to discretionary spending will further support modest improvements in the efficiency ratio. The provision for credit losses as a percentage of average loans is also on target. The target for net income growth is still within reach, as realized gains on the sale of securities have helped offset the financial impact of margin pressures. These gains do not represent a sustainable source of income over the long-term, but the positive outlook for continued margin improvement will help mitigate this. The net impact on the return on equity and return on assets ratios from the preferred share offerings completed in March 2009 was not considered when the above targets were established at the end of fiscal 2008. Reflecting the exceptional 6% loan growth in the fourth quarter of 2008, slower economic activity and anticipated loan repayments, particularly for interim construction accounts, CWB will be challenged to meet its 10% loan growth target unless loan portfolios are acquired from other lenders.

A stable prime lending interest rate, lower deposit costs and more normal market spreads, combined with CWB's pricing actions on new and renewal lending accounts, have all positively impacted net interest margin and this trend is expected to continue. Effective execution of strategies to prudently leverage capital from the preferred share units should also increase earnings over time. Despite an expectation for ongoing challenges due to uncertain market conditions, management is very optimistic about the Bank's overall financial strength. CWB is well positioned to capitalize on market opportunities, including strategic acquisitions, and will maintain its focus on creating value and growth over the long-term.

This management's discussion and analysis is dated September 2, 2009.

Taxable Equivalent Basis (teb)
Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income less preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assumed prolonged economic uncertainty that included significantly challenged global economies and troubled markets; moderated economic activity in Western Canada; a declining interest rate environment supported by stable inflation partially attributed to lower energy and commodity prices; sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and, a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets, partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts. As stated at the end of the second quarter, interest rates have fallen much more than management anticipated at the onset of fiscal 2009 and a recessionary environment in Western Canada was confirmed.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2009	April 30 2009	July 31 2008	Change from July 31 2008	For the nine months ended July 31 2009	July 31 2008	Change from July 31 2008
Interest Income							
Loans	$ 112,275	$ 107,828	$ 120,455	(7) %	$ 339,371	$ 368,799	(8)%
Securities	11,124	10,462	13,058	(15)	32,798	42,111	(22)
Deposits with regulated financial institutions	3,103	3,770	4,490	(31)	10,410	13,990	(26)
	126,502	122,060	138,003	(8)	382,579	424,900	(10)
Interest Expense							
Deposits	62,490	65,824	76,506	(18)	204,054	242,538	(16)
Subordinated debentures	5,267	5,099	5,649	(7)	15,633	16,498	(5)
	67,757	70,923	82,155	(18)	219,687	259,036	(15)
Net Interest Income	58,745	51,137	55,848	5	162,892	165,864	(2)
Provision for Credit Losses (Note 6)	3,369	3,369	3,038	11	10,107	8,813	15
Net Interest Income after Provision for Credit Losses	55,376	47,768	52,810	5	152,785	157,051	(3)
Other Income							
Credit related	6,155	5,321	7,876	(22)	17,219	21,772	(21)
Insurance, net (Note 3)	5,795	4,198	4,686	24	12,105	12,023	1
Trust and wealth management services	3,557	3,869	3,385	5	11,339	9,901	15
Retail services	1,781	1,913	1,906	(7)	5,538	5,726	(3)
Gains on sale of securities	6,399	6,580	765	736	21,122	3,777	459
Foreign exchange gains	876	667	467	88	2,098	1,286	63
Other	41	22	-	nm	104	318	(67)
	24,604	22,570	19,085	29	69,525	54,803	27
Net Interest and Other Income	79,980	70,338	71,895	11	222,310	211,854	5
Non-Interest Expenses							
Salaries and employee benefits	26,977	26,587	22,508	20	77,401	64,799	19
Premises and equipment	6,478	6,528	5,454	19	19,034	16,339	16
Other expenses	6,263	6,330	6,021	4	18,742	17,124	9
Provincial capital taxes	492	549	547	(10)	1,432	1,545	(7)
	40,210	39,994	34,530	16	116,609	99,807	17
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary	39,770	30,344	37,365	6	105,701	112,047	(6)
Income Taxes	10,991	8,708	11,038	-	29,600	34,513	(14)
	28,779	21,636	26,327	9	76,101	77,534	(2)
Non-Controlling Interest in Subsidiary	50	56	-	nm	173	-	nm
Net Income	$ 28,729	$ 21,580	$ 26,327	9 %	$ 75,928	$ 77,534	(2)%
Preferred share dividends (Note 9)	$ 3,802	$ 2,458	$ -	nm %	$ 6,260	$ -	nm %
Net income available to common shareholders	$ 24,927	$ 19,122	$ 26,327	(5)	$ 69,668	$ 77,534	(10)
Average number of common shares (in thousands)	63,654	63,503	63,279	1	63,541	63,146	1
Average number of diluted common shares (in thousands)	65,439	63,559	64,438	2	64,222	64,535	-
Earnings Per Common Share							
Basic	$ 0.39	$ 0.30	$ 0.42	(7)	$ 1.10	$ 1.23	(11)
Diluted	$ 0.38	$ 0.30	$ 0.41	(7)	$ 1.08	$ 1.20	(10)

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at July 31 2009	As at April 30 2009	As at October 31 2008	As at July 31 2008	Change from July 31 2008
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		$ 38,297	$ 14,739	$ 8,988	$ 23,903	60 %
Interest bearing deposits with regulated financial institutions	(Note 4)	357,057	557,313	464,193	409,882	(13)
Cheques and other items in transit		-	-	18,992	2,172	(100)
		395,354	572,052	492,173	435,957	(9)
Securities	(Note 4)					
Issued or guaranteed by Canada		611,644	585,320	347,777	313,986	95
Issued or guaranteed by a province or municipality		334,370	545,032	452,045	473,414	(29)
Other securities		656,029	519,283	429,142	492,706	33
		1,602,043	1,649,635	1,228,964	1,280,106	25
Securities Purchased Under Resale Agreements		-	-	77,000	9,001	(100)
Loans	(Notes 5 and 7)					
Residential mortgages		2,100,432	2,239,023	2,134,327	1,974,285	6
Other loans		7,111,545	6,877,594	6,565,280	6,264,472	14
		9,211,977	9,116,617	8,699,607	8,238,757	12
Allowance for credit losses	(Note 6)	(74,214)	(75,099)	(75,538)	(70,009)	6
		9,137,763	9,041,518	8,624,069	8,168,748	12
Other						
Land, buildings and equipment		31,738	30,369	31,893	26,258	21
Goodwill		9,360	9,360	6,933	6,933	35
Other intangible assets		6,801	7,089	2,155	2,274	199
Insurance related		55,500	52,283	52,943	53,514	4
Derivative related	(Note 8)	4,081	4,524	9,980	3,529	16
Other assets		88,737	83,795	74,622	70,324	26
		196,217	187,420	178,526	162,832	21
Total Assets		$ 11,331,377	$ 11,450,625	$ 10,600,732	$ 10,056,644	13 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		$ 395,128	$ 360,989	$ 383,083	$ 366,725	8 %
Payable after notice		2,239,682	2,139,361	2,010,039	2,096,550	7
Payable on a fixed date		6,653,999	7,107,984	6,747,597	6,118,061	9
Deposit from Canadian Western Bank Capital Trust		105,000	105,000	105,000	105,000	-
		9,393,809	9,713,334	9,245,719	8,686,336	8
Other						
Cheques and other items in transit		27,472	44,039	29,036	27,045	2
Insurance related		138,996	135,563	134,769	131,504	6
Derivative related	(Note 8)	164	852	163	285	(42)
Securities purchased under reverse resale agreements		246,794	83,468	-	-	100
Other liabilities		182,910	162,616	136,897	138,073	32
		596,336	426,538	300,865	296,907	101
Subordinated Debentures						
Conventional		375,000	375,000	375,000	410,000	(9)
Shareholders' Equity						
Preferred shares	(Note 9)	209,750	209,750	-	-	100
Common shares	(Note 9)	224,405	223,062	221,914	221,103	1
Contributed surplus		18,708	18,060	14,234	12,909	45
Retained earnings		492,274	474,353	448,203	430,697	14
Accumulated other comprehensive income (loss)		21,095	10,528	(5,203)	(1,308)	nm
		966,232	935,753	679,148	663,401	46
Total Liabilities and Shareholders' Equity		$ 11,331,377	$ 11,450,625	$ 10,600,732	$ 10,056,644	13 %
Contingent Liabilities and Commitments	(Note 11)					

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the nine months ended July 31 2009	 July 31 2008
Retained Earnings		
Balance at beginning of period	$ 448,203	$ 372,739
Net income	75,928	77,534
Dividends – Preferred shares	(6,260)	-
– Common shares	(20,969)	(19,576)
Issuance costs on preferred units	(4,628)	-
Balance at end of period	492,274	430,697
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	(5,203)	(5,931)
Other comprehensive income	26,298	4,623
Balance at end of period	21,095	(1,308)
Total retained earnings and accumulated other comprehensive income (loss)	513,369	429,389
Preferred Shares (Note 9)		
Balance at beginning of period	-	-
Issued during the period	209,750	-
Balance at end of period	209,750	-
Common Shares (Note 9)		
Balance at beginning of period	221,914	219,004
Issued on exercise of employee stock options	1,306	1,086
Transferred from contributed surplus on exercise or exchange of options	1,185	1,013
Balance at end of period	224,405	221,103
Contributed Surplus		
Balance at beginning of period	14,234	9,681
Amortization of fair value of employee stock options	5,659	4,241
Transferred to common shares on exercise or exchange of options	(1,185)	(1,013)
Balance at end of period	18,708	12,909
Total Shareholders' Equity	$ 966,232	$ 663,401

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended July 31 2009	 July 31 2008	For the nine months ended July 31 2009	 July 31 2008
Net Income	$ 28,729	$ 26,327	$ 75,928	$ 77,534
Other Comprehensive Income, net of tax				
Available-for-sale securities:				
Gains from change in fair value(1)	14,904	(2,906)	45,452	5,523
Reclassification to other income(2)	(4,504)	(600)	(14,884)	(2,634)
	10,400	(3,506)	30,568	2,889
Derivatives designated as cash flow hedges:				
Gains from change in fair value(3)	2,596	566	8,564	3,904
Reclassification to net interest income(4)	(2,429)	(965)	(7,424)	(1,232)
Reclassification to other liabilities for derivatives terminated prior to maturity(5)	-	-	(5,410)	(938)
	167	(399)	(4,270)	1,734
	10,567	(3,905)	26,298	4,623
Comprehensive Income for the Period	$ 39,296	$ 22,422	$ 102,226	$ 82,157

(1) Net of income tax expense of $6,267 and $19,047 for the three and nine months ended July 31, 2009, respectively (2008 – tax benefit of $1,260 and tax expense of $2,394).
(2) Net of income tax benefit of $1,895 and $6,267 for the three and nine months ended July 31, 2009, respectively (2008 – tax benefit of $260 and $1,142).
(3) Net of income tax expense of $1,087 and $3,584 for the three and nine months ended July 31, 2009, respectively (2008 – tax expense of $187 and $1,714).
(4) Net of income tax benefit of $1,016 and $3,107 for the three and nine months ended July 31, 2009, respectively (2008 – tax benefit of $411 and $534).
(5) Net of income tax benefit of nil and $2,264 for the three and nine months ended July 31, 2009, respectively (2008 – tax benefit nil and $429).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended July 31 2009	July 31 2008	For the nine months ended July 31 2009	July 31 2008
Cash Flows from Operating Activities					
Net income		**$ 28,729**	$ 26,327	**$ 75,928**	$ 77,534
Adjustments to determine net cash flows					
Provision for credit losses		**3,369**	3,038	**10,107**	8,813
Depreciation and amortization		**2,156**	1,761	**6,441**	5,116
Amortization of fair value of employee stock options		**1,078**	1,537	**5,659**	4,241
Future income taxes, net		**(6,651)**	372	**(10,963)**	899
Gain on sale of securities, net		**(6,399)**	(765)	**(21,122)**	(3,777)
Accrued interest receivable and payable, net		**14,970**	(3,274)	**30,031**	6,326
Current income taxes payable, net		**8,993**	816	**6,946**	(1,068)
Other items, net		**2,676**	4,087	**10,204**	(4,963)
		48,921	33,899	**113,231**	93,121
Cash Flows from Financing Activities					
Deposits, net		**(319,525)**	7,312	**148,090**	429,418
Securities purchased under reverse resale agreements, net		**163,326**	(19,896)	**246,794**	-
Debentures issued		**-**	50,000	**-**	50,000
Debentures redeemed		**-**	(30,000)	**-**	(30,000)
Common shares issued	(Note 9)	**913**	186	**1,306**	1,086
Preferred units issued	(Note 9)	**-**	-	**209,750**	-
Issuance costs on preferred units		**(2)**	-	**(4,628)**	-
Dividends		**(10,806)**	(6,959)	**(27,229)**	(19,576)
		(166,094)	643	**574,083**	430,928
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net		**198,030**	65,595	**116,202**	(2,950)
Securities, purchased		**(803,484)**	(658,402)	**(2,319,758)**	(2,057,270)
Securities, sale proceeds		**705,305**	187,183	**1,694,881**	936,939
Securities, matured		**160,298**	452,649	**291,876**	1,192,159
Securities purchased under resale agreements, net		**-**	146,147	**77,000**	197,924
Loans, net		**(99,614)**	(229,150)	**(523,801)**	(771,981)
Land, buildings and equipment		**(3,237)**	(2,088)	**(5,352)**	(5,231)
Business acquisitions	(Note 2)	**-**	-	**(6,481)**	-
		157,298	(38,066)	**(675,433)**	(510,410)
Change in Cash and Cash Equivalents		**40,125**	(3,524)	**11,881**	13,639
Cash and Cash Equivalents at Beginning of Period		**(29,300)**	2,554	**(1,056)**	(14,609)
Cash and Cash Equivalents at End of Period *		**$ 10,825**	$ (970)	**$ 10,825**	$ (970)
* Represented by:					
Cash and non-interest bearing deposits with financial institutions		**$ 38,297**	$ 23,903	**$ 38,297**	$ 23,903
Cheques and other items in transit (included in Cash Resources)		**-**	2,172	**-**	2,172
Cheques and other items in transit (included in Other Liabilities)		**(27,472)**	(27,045)	**(27,472)**	(27,045)
Cash and Cash Equivalents at End of Period		**$ 10,825**	$ (970)	**$ 10,825**	$ (970)
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 57,240**	$ 87,589	**$ 190,201**	$ 254,032
Amount of income taxes paid in the period		**8,649**	9,850	**33,617**	34,682

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2008, except as disclosed below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008 as set out on pages 61 to 91 of the Bank's 2008 Annual Report.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of a counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

2. Business Acquisition

Effective November 1, 2008 the Bank acquired 72.5% of the outstanding shares of Adroit Investment Management Ltd. (Adroit). Adroit is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients. The results of operations for Adroit have been included in the Bank's consolidated financial statements since the effective acquisition date. The initial $6,481 acquisition cost was paid in cash. Additional contingent consideration, to a maximum of $1,675, will be paid in cash if earnings targets are achieved over a two year period. Any future contingent payment will be recorded when the liability has been incurred and will increase goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired	
Other assets	$ 90
Other intangible assets	3,964
Goodwill	2,427
	$ 6,481

Other intangible assets include customer relationships, non-competition agreements and a trade name. The trade name, which has an estimated value of $280, is not subject to amortization. Adroit's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes.

3. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the nine months ended	
	July 31 2009	April 30 2009	July 31 2008	**July 31 2009**	July 31 2008
Net earned premiums	**$ 26,895**	$ 24,880	$ 25,030	**$ 76,990**	$ 73,066
Commissions and processing fees	**741**	760	734	**2,155**	2,134
Net claims and adjustment expenses	**(16,660)**	(16,126)	(15,612)	**(51,437)**	(47,816)
Policy acquisition costs	**(5,181)**	(5,316)	(5,466)	**(15,603)**	(15,361)
Total, net	**$ 5,795**	$ 4,198	$ 4,686	**$ 12,105**	$ 12,023

4. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at July 31 2009	As at April 30 2009	As at October 31 2008
Interest bearing deposits with regulated financial institutions	$ 10,006	$ 12,231	$ 940
Securities			
Issued or guaranteed by Canada	490	3,090	1,417
Issued or guaranteed by a province or municipality	3,900	10,509	1,214
Other securities	11,166	(15,039)	(21,386)
Unrealized gain (losses), net	$ 25,562	$ 10,791	$ (17,815)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	July 31 2009 Composition Percentage	April 30 2009 Composition Percentage	October 31 2008 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 1,013	$ 854	$ 103	$ 77	$ 54	$ 2,101	23 %	24 %	24 %
Other loans	119	222	26	4	1	372	4	4	4
	1,132	1,076	129	81	55	2,473	27	28	28
Loans to Businesses									
Commercial	742	1,245	115	84	287	2,473	27	27	27
Construction and real estate[3]	1,020	1,454	112	64	165	2,815	30	30	29
Equipment financing	327	828	51	16	55	1,277	14	13	14
Energy	-	174	-	-	-	174	2	2	2
	2,089	3,701	278	164	507	6,739	73	72	72
Total Loans[1]	$ 3,221	$ 4,777	$ 407	$ 245	$ 562	$ 9,212	100 %	100 %	100 %
Composition Percentage									
July 31, 2009	35 %	52 %	4 %	3 %	6%	100 %			
April 30, 2009	36 %	52 %	4 %	2 %	6%	100 %			
October 31, 2008	36 %	53 %	4 %	2 %	5%	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses:

	For the three months ended July 31, 2009 Specific Allowance	For the three months ended July 31, 2009 General Allowance for Credit Losses	For the three months ended July 31, 2009 Total	For the three months ended April 30, 2009 Specific Allowance	For the three months ended April 30, 2009 General Allowance for Credit Losses	For the three months ended April 30, 2009 Total
Balance at beginning of period	$ 14,084	$ 61,015	$ 75,099	$ 13,554	$ 60,922	$ 74,476
Provision for credit losses	3,168	201	3,369	3,276	93	3,369
Write-offs	(4,455)	-	(4,455)	(2,759)	-	(2,759)
Recoveries	201	-	201	13	-	13
Balance at end of period	$ 12,998	$ 61,216	$ 74,214	$ 14,084	$ 61,015	$ 75,099

	For the three months ended July 31, 2008 Specific Allowance	For the three months ended July 31, 2008 General Allowance for Credit Losses	For the three months ended July 31, 2008 Total
Balance at beginning of period	$ 10,787	$ 56,304	$ 67,091
Provision for credit losses	117	2,921	3,038
Write-offs	(133)	-	(133)
Recoveries	13	-	13
Balance at end of period	$ 10,784	$ 59,225	$ 70,009

	For the nine months ended July 31, 2009 Specific Allowance	For the nine months ended July 31, 2009 General Allowance for Credit Losses	For the nine months ended July 31, 2009 Total	For the nine months ended July 31, 2008 Specific Allowance	For the nine months ended July 31, 2008 General Allowance for Credit Losses	For the nine months ended July 31, 2008 Total
Balance at beginning of period	$ 15,011	$ 60,527	$ 75,538	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	9,418	689	10,107	5,196	3,617	8,813
Write-offs	(11,678)	-	(11,678)	(1,872)	-	(1,872)
Recoveries	247	-	247	46	-	46
Balance at end of period	$ 12,998	$ 61,216	$ 74,214	$ 10,784	$ 59,225	$ 70,009

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	As at July 31, 2009 Gross Amount	As at July 31, 2009 Gross Impaired Amount	As at July 31, 2009 Specific Allowance	As at July 31, 2009 Net Impaired Loans	As at April 30, 2009 Gross Amount	As at April 30, 2009 Gross Impaired Amount	As at April 30, 2009 Specific Allowance	As at April 30, 2009 Net Impaired Loans
Consumer and personal	$ 1,348,362	$ 16,706	$ 1,306	$ 15,400	$ 1,317,270	$ 17,809	$ 862	$ 16,947
Real estate[1]	3,892,443	63,999	5,513	58,486	3,929,189	65,515	7,566	57,949
Industrial	1,449,319	23,223	5,494	17,729	1,359,937	20,709	3,675	17,034
Commercial	2,521,853	1,301	685	616	2,510,221	2,984	1,981	1,003
Total [3]	$ 9,211,977	$ 105,229	$ 12,998	92,231	$ 9,116,617	$ 107,017	$ 14,084	92,933
General allowance[2]				(61,216)				(61,015)
Net impaired loans after general allowance				$ 31,015				$ 31,918

	As at October 31, 2008 Gross Amount	As at October 31, 2008 Gross Impaired Amount	As at October 31, 2008 Specific Allowance	As at October 31, 2008 Net Impaired Loans
Consumer and personal	$ 1,288,160	$ 11,462	$ 305	$ 11,157
Real estate[1]	3,673,158	51,909	2,948	48,961
Industrial	1,391,287	20,456	5,647	14,809
Commercial	2,347,002	7,809	6,111	1,698
Total	$ 8,699,607	$ 91,636	$ 15,011	76,625
General allowance[2]				(60,527)
Net impaired loans after general allowance				$ 16,098

(1) Multi-family residential mortgages are included in real estate loans.
(2) The general allowance for credit risk is not allocated by loan type.
(3) Gross impaired loans includes foreclosed real estate with a carrying value of $4,756 (April 30, 2009 - $3,505 and October 31, 2008 – $901) which is held for sale.

7. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at July 31, 2009			As at April 30, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 50,553	$ 5,178	$ 45,375	$ 46,534	$ 4,424	$ 42,110
British Columbia	52,477	6,737	45,740	58,171	8,568	49,603
Saskatchewan	1,424	618	806	1,565	620	945
Manitoba	498	336	162	402	402	-
Other	277	129	148	345	70	275
Total	$ 105,229	$ 12,998	92,231	$ 107,017	$ 14,084	92,933
General allowance[(1)]			(61,216)			(61,015)
Net impaired loans after general allowance			$ 31,015			$ 31,918

	As at October 31, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 48,436	$ 9,204	$ 39,232
British Columbia	40,656	4,626	36,030
Saskatchewan	2,155	792	1,363
Manitoba	389	389	-
Other	-	-	-
Total	$ 91,636	$ 15,011	76,625
General allowance[(1)]			(60,527)
Net impaired loans after general allowance			$ 16,098

(1) The general allowance for credit risk is not allocated by province.

During the three and nine months ended July 31, 2009, interest recognized as income on impaired loans totaled $468 and $1,400 respectively (2008 - $126 and $304).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at July 31, 2009				
	1 – 30 days	31 – 60 days	61 – 90 days	More than 90 days	Total
Residential mortgages	$ 4,610	$ 6,833	$ 2,556	$ -	$ 13,999
Other loans	11,332	38,273	3,291	-	52,896
	$ 15,942	$ 45,106	$ 5,847	$ -	$ 66,895
Total as at April 30, 2009	$ 55,152	$ 2,111	$ 8,898	$ -	$ 66,161
Total as at October 31, 2008	$ 18,949	$ 12,560	$ 689	$ -	$ 32,198

8. Derivative Financial Instruments

For the three and nine months ended July 31, 2009, a net unrealized after tax gain of $2,596 and $8,564 respectively (2008 - $566 and $3,904) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2008 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the three and nine months ended July 31, 2009, a net gain after tax of $2,429 and $7,424 respectively (2008 - $965 and $1,232) was reclassified to net income. A net gain of $2,958 (2008 - $247) after tax recorded in accumulated other comprehensive income (loss) as at July 31, 2009 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

8. Derivative Financial Instruments – continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value:

	As at July 31, 2009			As at April 30, 2009		
	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[(1)]	$ 235,000	$ 3,922	$ -	$ 328,000	$ 4,422	$ 737
Equity contracts[(2)]	2,000	-	40	2,000	-	100
Foreign exchange contracts[(3)]	2,234	128	124	3,007	5	15
Embedded derivatives in equity-linked deposits[(2)]	n/a	31	-	n/a	97	-
Other forecasted transactions	-	-	-	-	-	-
Derivative related amounts		$ 4,081	$ 164		$ 4,524	$ 852

	As at October 31, 2008		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 593,000	$ 9,827	$ -
Equity contracts	4,400	-	139
Foreign exchange contracts	2,600	2	24
Embedded derivatives in equity-linked deposits	n/a	151	-
Other forecasted transactions	-	-	-
Derivative related amounts		$ 9,980	$ 163

(1) Interest rate swaps outstanding at July 31, 2009 mature between November 2009 and June 2010.
(2) Equity contracts and equity-linked deposits outstanding at July 31, 2009 mature between March 2010 and March 2011.
(3) Foreign exchange contracts outstanding at July 31, 2009 mature between August and December 2009.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the nine months ended July 31, 2009.

9. Capital Stock

Share Capital

	For the three months ended			
	July 31, 2009		July 31, 2008	
	Number of Shares	Amount	Number of Shares	Amount
Preferred Shares - Series 3				
Outstanding at beginning of period	8,390,000	$ 209,750	-	$ -
Issued during the period	-	-	-	-
Outstanding at end of period	8,390,000	209,750	-	-
Common Shares				
Outstanding at beginning of period	63,588,520	223,062	63,234,450	220,634
Issued on exercise or exchange of options	149,593	913	107,499	186
Transferred from contributed surplus on exercise or exchange of options	-	430	-	283
Outstanding at end of period	63,738,113	224,405	63,341,949	221,103
Share Capital		$ 434,155		$ 221,103

	For the nine months ended			
	July 31, 2009		July 31, 2008	
	Number of Shares	Amount	Number of Shares	Amount
Preferred Shares – Series 3				
Outstanding at beginning of period	-	$ -	-	$ -
Issued during the period	8,390,000	209,750	-	-
Outstanding at end of period	8,390,000	209,750	-	-
Common Shares				
Outstanding at beginning of period	63,457,142	221,914	62,836,189	219,004
Issued on exercise or exchange of options	280,971	1,306	505,760	1,086
Transferred from contributed surplus on exercise or exchange of options	-	1,185	-	1,013
Outstanding at end of period	63,738,113	224,405	63,341,949	221,103
Share Capital		$ 434,155		$ 221,103

9. Capital Stock - continued

In March 2009, the Bank issued 8.4 million Preferred Units at $25 per unit, for total proceeds of $209.8 million. Of the total, 5.4 million Preferred Units were issued by way of a private placement for total proceeds of $135.0 million, and 3.0 million were issued under a public offering for total proceeds of $74.8 million.

The Preferred Units issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014.

Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. On April 30, 2014, and every five years thereafter, holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (Series 4 Preferred Shares). Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the 90-day Canadian treasury bill rate plus 500 basis points, as and when declared by the Board of Directors.

The Series 3 Preferred Shares are not redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, the Bank may redeem all or any part of the then outstanding Series 3 Preferred Shares at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on not more than 60 nor less than 30 days' notice, the Bank may redeem all or any part of the then outstanding Series 4 Preferred Shares at the Bank's option without the consent of the holder by the payment of an amount in cash for each such share so redeemed of: (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 30, 2019 and on April 30 every five years thereafter; or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014.

Warrants to Purchase Common Shares

	For the nine months ended			
	July 31, 2009		July 31, 2008	
	Number of Warrants	**Exercise Price**	Number of Warrants	Exercise Price
Outstanding at beginning of period	**-**	**$ -**	-	$ -
Issued during the period	**14,964,980**	**14.00**		
Outstanding at end of period	**14,964,980**	**$ 14.00**	-	$ -

The warrants issued in March 2009 were part of the Preferred Unit issuance discussed in the section above.

10. Stock-Based Compensation

Stock Options

	For the three months ended			
	July 31, 2009		July 31, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,444,255**	**$ 18.05**	4,941,242	$ 19.50
Granted	**458,500**	**16.89**	614,900	26.10
Exercised or exchanged	**(259,300)**	**10.29**	(156,450)	8.89
Forfeited	**(17,050)**	**17.65**	(39,850)	25.08
Balance at end of period	**4,626,405**	**$ 18.37**	5,359,842	$ 20.53

	For the nine months ended			
	July 31, 2009		July 31, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96
Granted	**1,465,035**	**13.33**	1,216,242	28.57
Exercised or exchanged	**(725,300)**	**10.14**	(685,977)	8.90
Forfeited	**(1,318,212)**	**27.00**	(81,700)	23.73
Balance at end of period	**4,626,405**	**$ 18.37**	5,359,842	$ 20.53
Exercisable at end of period	**1,940,700**	**$ 17.53**	1,263,100	$ 10.68

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 725,300 options (2008 – 685,977) exercised or exchanged in the nine months ended July 31, 2009, option holders exchanged the rights to 602,300 options (2008 – 558,527) and received 157,971 shares (2008 – 378,310) in return under the cashless settlement alternative.

For the nine months ended July 31, 2009, salary expense of $5,659 (2008 – $4,241) was recognized relating to the estimated fair value of options granted since November 1, 2002, which included the stock option forfeiture discussed below. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.2% (2008 – 3.8%), (ii) expected option life of 4.0 years (2008 – 4.0 years), (iii) expected volatility of 38% (2008 – 23%), and (iv) expected dividends of 3.6% (2008 – 1.3%). The weighted average fair value of options granted was estimated at $2.94 (2008 – $5.88) per share.

In March 2009, certain employees voluntarily and irrevocably released, without consideration, all right, title and interest in 1,283,062 stock options. The unamortized fair value of these forfeited options ($1,696) was recognized at that time as additional non-tax deductible salary expense with an offsetting increase to contributed surplus.

Further details relating to stock options outstanding and exercisable at July 31, 2009 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $10.84	165,000	0.5	$ 9.91	148,500	$ 10.06
$11.18 to $13.78	1,226,635	3.6	12.16	250,500	13.71
$15.46 to $17.58	1,248,700	2.5	16.60	790,200	16.43
$19.16 to $21.46	1,066,290	2.4	21.45	751,500	21.44
$22.29 to $26.38	693,000	3.0	25.64	-	-
$28.11 to $31.18	226,780	3.4	31.13	-	-
Total	4,626,405	2.8	$ 18.37	1,940,700	$ 17.53

10. Stock-Based Compensation – continued

Restricted Share Units

During the quarter, the Bank adopted a plan to grant Restricted Share Units (RSUs) as part of its long-term incentive plan. Under this plan, certain employees received an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

For the three and nine months ended July 31, 2009, salary expense of $2,159 ($1,501, net of tax) was recognized related to RSUs. As at July 31, 2009, the liability for the RSUs held under this plan was $2,159. At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares.

For the three and nine months ended July 31, 2009	Number of RSUs
Restricted Share Units	
Balance at beginning of period	-
Granted	286,929
Vested	-
Forfeited	-
Balance at end of period	286,929

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2008 (see pages 80 to 81 of the 2008 Annual Report) and include:

	As at July 31 2009	As at April 30 2009	As at October 31 2008
Guarantees and standby letters of credit			
Balance outstanding	**$ 208,166**	$ 218,269	$ 232,649
Business credit cards			
Total approved limit	**10,610**	10,753	11,503
Balance outstanding	**2,357**	2,204	2,778

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2008 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheet at July 31, 2009 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 86% (2008 – 97%) of the portfolio and estimated using a valuation technique based on observable market data for 14% (2008 – 3%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities purchased under reverse resale agreements) was determined for the entire portfolio using a valuation technique based on observable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2008 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	July 31, 2009			October 31, 2008		
	Book Value	Fair Value	Fair Value Over (Under) Book Value	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	$ 395,354	$ 395,354	$ -	$ 492,173	$ 492,173	$ -
Securities	1,602,043	1,602,043	-	1,228,964	1,228,964	-
Securities purchased under resale agreements	-	-	-	77,000	77,000	-
Loans[1]	9,217,247	9,269,295	52,048	8,700,672	8,635,811	(64,861)
Other assets[2]	88,053	88,053	-	82,782	82,782	-
Derivative related	4,081	4,081	-	9,980	9,980	-
Liabilities						
Deposits[1]	9,410,200	9,540,803	130,603	9,258,776	9,247,017	(11,759)
Other liabilities[3]	263,307	263,307	-	232,678	232,678	-
Securities purchased under reverse resale agreements	246,794	246,794	-	-	-	-
Subordinated debentures	375,000	377,036	2,036	375,000	387,774	12,774
Derivative related	164	164	-	163	163	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 13.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2008 (see page 86 of the 2008 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
July 31, 2009								
Assets								
Cash resources and securities	$ 103	$ 100	$ 201	$ 404	$ 1,468	$ 64	$ 61	$ 1,997
Loans	4,937	586	935	6,458	2,655	104	(79)	9,138
Other assets	-	-	-	-	-	-	196	196
Derivative financial instruments(1)	-	-	239	239	-	-	-	239
Total	5,040	686	1,375	7,101	4,123	168	178	11,570
Liabilities and Equity								
Deposits	3,324	948	1,759	6,031	3,275	105	(17)	9,394
Other liabilities	250	6	26	282	35	8	271	596
Debentures	-	-	60	60	240	75	-	375
Shareholders' equity	-	-	-	-	-	-	966	966
Derivative financial instruments(1)	239	-	-	239	-	-	-	239
Total	$ 3,813	$ 954	$ 1,845	$ 6,612	$ 3,550	$ 188	$ 1,220	$ 11,570
Interest Rate Sensitive Gap	$ 1,227	$ (268)	$ (470)	$ 489	$ 573	$ (20)	$ (1,042)	$ -
Cumulative Gap	$ 1,227	$ 959	$ 489	$ 489	$ 1,062	$ 1,042	$ -	$ -
Cumulative Gap as a percentage of total assets	10.6 %	8.3 %	4.2 %	4.2 %	9.2 %	9.0 %	- %	- %
April 30, 2009								
Assets	$ 5,247	$ 927	$ 1,329	$ 7,503	$ 3,974	$ 159	$ 145	$ 11,781
Liabilities and equity	3,744	884	2,260	6,888	3,520	188	1,185	11,781
Interest rate sensitive gap	$ 1,503	$ 43	$ (931)	$ 615	$ 454	$ (29)	$ (1,040)	$ -
Cumulative gap	$ 1,503	$ 1,546	$ 615	$ 615	$ 1,069	$ 1,040	$ -	$ -
Cumulative gap as a Percentage of total assets	12.8 %	13.1 %	5.2 %	5.2 %	9.1 %	8.8 %	- %	- %
October 31, 2008								
Cumulative gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ -	$ -
Cumulative gap as a percentage of total assets	9.5 %	8.6 %	2.1 %	2.1 %	7.3 %	6.9 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
July 31, 2009							
Total assets	3.7 %	2.5 %	4.6 %	3.8 %	5.1 %	6.1 %	4.3 %
Total liabilities	0.6	3.1	3.3	1.7	3.9	5.8	2.5
Interest rate sensitive gap	3.1 %	(0.6) %	1.3 %	2.1 %	1.2 %	0.3 %	1.8 %
April 30, 2009							
Total assets	3.5 %	2.6 %	4.8 %	3.6 %	5.0 %	6.6 %	4.1 %
Total liabilities	0.8	2.7	3.6	1.9	4.0	5.8	2.7
Interest rate sensitive gap	2.7 %	(0.1) %	1.2 %	1.7 %	1.0 %	0.8 %	1.4 %
October 31, 2008							
Total assets	4.7 %	4.2 %	5.1 %	4.8 %	5.4 %	5.8 %	5.0 %
Total liabilities	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest rate sensitive gap	2.5 %	0.6 %	1.1 %	1.9 %	1.2 %	0.1 %	1.6 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 3.8% or $9.5 million (April 30, 2009 - 5.6% or $12.4 million) and decrease other comprehensive income $20,689 (April 30, 2009 - $23,383) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 5.2% or $13.1 million (April 30, 2009 - 4.8% or $10.5 million) and increase other comprehensive income $20,689 (April 30, 2009 - $23,383) net of tax.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2009	April 30 2009	July 31 2008	**July 31 2009**	April 30 2009	July 31 2008
Net interest income (teb)[1]	**$ 59,340**	$ 51,399	$ 55,877	**$ 1,594**	$ 1,413	$ 1,413
Less teb adjustment	**2,018**	1,528	1,326	**171**	147	116
Net interest income per financial statements	**57,322**	49,871	54,551	**1,423**	1,266	1,297
Other income[2]	**18,651**	18,125	14,415	**5,953**	4,445	4,670
Total revenues	**75,973**	67,996	68,966	**7,376**	5,711	5,967
Provision for credit losses	**3,369**	3,369	3,038	**-**	-	-
Non-interest expenses	**37,283**	37,381	32,124	**2,927**	2,613	2,406
Provision for income taxes	**9,791**	7,785	9,980	**1,200**	923	1,058
Non-controlling interest in subsidiary	**50**	56	-	**-**	-	-
Net income	**$ 25,480**	$ 19,405	$ 23,824	**$ 3,249**	$ 2,175	$ 2,503
Total average assets ($ millions)[3]	**$ 11,142**	$ 11,024	$ 9,927	**$ 200**	$ 192	$ 185

	Total		
	Three months ended		
	July 31 2009	April 30 2009	July 31 2008
Net interest income (teb)[1]	**$ 60,934**	$ 52,812	$ 57,290
Less teb adjustment	**2,189**	1,675	1,442
Net interest income per financial statements	**58,745**	51,137	55,848
Other income	**24,604**	22,570	19,085
Total revenues	**83,349**	73,707	74,933
Provision for credit losses	**3,369**	3,369	3,038
Non-interest expenses	**40,210**	39,994	34,530
Provision for income taxes	**10,991**	8,708	11,038
Non-controlling interest in subsidiary	**50**	56	-
Net income	**$ 28,729**	$ 21,580	$ 26,327
Total average assets ($ millions)[3]	**$ 11,342**	$ 11,216	$ 10,112

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2009	July 31 2008	**July 31 2009**	July 31 2008	**July 31 2009**	July 31 2008
Net interest income (teb)[1]	**$ 163,840**	$ 165,844	**$ 4,502**	$ 4,151	**$ 168,342**	$ 169,995
Less teb adjustment	**4,984**	3,816	**466**	315	**5,450**	4,131
Net interest income per financial statements	**158,856**	162,028	**4,036**	3,836	**162,892**	165,864
Other income[2]	**56,994**	42,758	**12,531**	12,045	**69,525**	54,803
Total revenues	**215,850**	204,786	**16,567**	15,881	**232,417**	220,667
Provision for credit losses	**10,107**	8,813	**-**	-	**10,107**	8,813
Non-interest expenses	**108,574**	92,835	**8,035**	6,972	**116,609**	99,807
Provision for income taxes	**27,289**	31,801	**2,311**	2,712	**29,600**	34,513
Non-controlling interest in subsidiary	**173**	-	**-**	-	**173**	-
Net income	**$ 69,707**	$ 71,337	**$ 6,221**	$ 6,197	**$ 75,928**	$ 77,534
Total average assets ($ millions)[3]	**$ 10,959**	$ 9,695	**$ 193**	$ 181	**$ 11,152**	$ 9,876

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

During March 2009, the Bank issued 8.4 million Preferred Units for total proceeds of $209.8 million, which qualify as Tier 1 capital (refer to Note 9). The Preferred Units, issued by way of the private placement and the public offering, each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014 (refer to Note 9).

Additional information about the Bank's capital management practices is provided in Note 31 to the 2008 audited financial statements beginning on page 89 of the 2008 Annual Report.

Capital Structure and Regulatory Ratios

	As at July 31 2009	As at April 30 2009	As at July 31 2008
Capital			
Tier 1	**$ 1,040,753**	$ 1,013,204	$ 760,597
Total	**1,432,146**	1,403,487	1,149,434
Capital ratios			
Tier 1	**11.2 %**	11.0 %	9.2 %
Total	**15.4**	15.2	14.0
Assets to capital multiple	**8.0 x**	8.2 x	8.8 x

During the three and nine months ended July 31, 2009, the Bank complied with all internal and external capital requirements.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 2020, 10060 Jasper Avenue
Edmonton, AB T5J 3R8
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

Stock Exchange Listings
The Toronto Stock Exchange
Common Shares: CWB
Series 3 Preferred Shares: CWB.PR.A
Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on September 3, 2009 at 3:00 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until September 17, 2009 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21311921, followed by the pound sign.